EXHIBIT 99.2
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                 CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
                  ---------------------------------------------

                               VIKING KEYWEST INC.

In connection with the Annual Report of Viking KeyWest Inc. (the "Company") on Form 20-F for the period ended December 31, 2002 (the "Report") to which this certificate is an exhibit, I, Wayne King, Executive Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date:  July 15, 2003
                                                   /s/ Wayne King
                                                   -----------------------------
                                                   Wayne King
                                                   Executive Vice President and
                                                   Chief Financial Officer



A signed original of this written statement required by Section 906 has been provided to Viking KeyWest Inc. and will be retained by Viking KeyWest Inc. and furnished to the Securities and Exchange Commission or its staff upon request.